Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

Noonan Russo Presence

Moderator: Hunter Jackson

February 26, 2003

9:15 a.m. EST

OPERATOR:  Good morning, ladies and gentlemen, and welcome to the NPS Pharmaceuticals conference call to discuss clinical progress on PREOS and Cinacalcet. At this time, all participants have been placed on a listen-only mode, and the floor will be open for your questions and comments following the presentation. It is now my pleasure to turn the floor over to your host, Dr. Hunter Jackson. Sir, you may begin.

HUNTER JACKSON, NPS PHARMACEUTICALS:  Thank you very much and good morning, ladies and gentlemen. Thank you all for joining us this morning for an update on progress in two of our clinical development programs – PREOS and cinacalcet HCl.

Before I begin, I would like to draw your attention to the fact that this presentation may contain forward-looking statements which represent the company’s intentions, expectations or beliefs concerning future events. Please refer to our press release that we issued this morning and to our 10-K document on file with the SEC for a more complete description of the risks and uncertainties associated with forward-looking statements that may be made during this conference call.

In a press release issued this morning, we provided an overview of clinical progress with PREOS, our proprietary intact human parathyroid hormone product being developed by NPS as a potential treatment for osteoporosis, and cinacalcet, a small molecule being developed Amgen as a treatment for secondary hyperparathyroidism.

In specific regard to PREOS, we announced that we received preliminary data from investigators at UCF conducting the PaTH study. I want to make it very clear that we would not normally comment on data at this stage, but we have promised for some time that we would have something to say about PaTH before the end of this quarter, and because of the rumors that have recently circulated in the marketplace regarding the possible negative nature of these data, we felt that it was very important to make a statement.

We received these data from the investigators late Monday evening and we have worked with them to craft a message that both reflects the data and protects their position in preparing to release the data in a peer review publication and at an appropriate scientific meeting later this year. To that end, it’s my pleasure to report that the results from the first year of the PATH study show positive effects of PREOS on bone mineral density and a safety profile consistent with those seen in our Phase II study.

In addition, data are also in line with previous studies of Lilly’s Forteo and Merck’s Fosamax whether administered individually or in combination. These additional positive data reinforce our view of the efficacy of PREOS as a stand-alone therapy, as well as its use in combination with Fosamax.

Regarding a second NPS program, Amgen announced yesterday that it intends to file an NDA for cinacalcet HCl during the second half of this year. Cinacalcet is one of a class of molecules termed “calcimimetics” that are licensed to Amgen by NPS. The filing will be for the use of cinacalcet in dialysis patients to treat secondary hyperparathyroidism. We’re confident in this program and expect royalties from cinacalcet to be an important revenue source for NPS.

These two lead NPS programs are progressing well and according to our expectations. In fact, these recent developments in relation to PREOS and cinacalcet are very much in line with guidance that we have given repeatedly over the last several months. We continue to be very enthusiastic about the prospects for both these programs and look forward to keeping you updated on their progress and that of other programs in the pipeline.

We’ll now be happy to take a few questions. Please note that we’ll only be taking questions this morning related to PREOS and cinacalcet, not those related to the recently announced merger between NPS and Enzon. Questions on that latter subject will be addressed tomorrow in our call to report year-end financial results.

OPERATOR:  Thank you. The floor is now open for questions. If you do have a question, you may press the numbers one followed by four on your touch-tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Questions will be taken in the order they are received. Due to time constraints, the call will conclude at approximately 15 minutes prior to the hour. Once again, ladies and gentlemen, to ask a question, it’s one followed by four at this time. Please hold while we poll for questions.

Our first question is coming from Elise Wang of Salomon Smith Barney.

ELISE WANG, SALOMON SMITH BARNEY:  Hi, Hunter. How are you?

HUNTER JACKSON:  Good morning, Elise.

ELISE WANG:  Could you just remind us the process by which the data will get released – what time frame can we expect it in and what, perhaps, is the likely publication? And then second of all, you refer to the fact that the results were similar to what has been seen with other studies, whether it be your own Phase II’s or the Forteo study. Perhaps you could just review that for our benefit.

HUNTER JACKSON:  Well, I’d like to remind all of you that the data are under the control of the investigators. This is an NIH- sponsored study. It is not an NPS-sponsored study. As I mentioned in my remarks, the investigators are planning on publishing these data in a peer review journal, as well as releasing them at the appropriate scientific forum later this year. I can’t speak specifically about timing, Elise, but that is the mechanism by which the full data set will get released and we don’t expect to have further comment on these data before they’re released by the investigators.

With regard to the previous results from studies, looking at combinations of Lilly’s product Forteo and Merck’s Fosamax, I’ll turn it over to Dr. Tom Marriott to summarize those for you briefly.

TOM MARRIOTT, NPS PHARMACEUTICALS:  Sure. This is Tom. The data from our Phase II study demonstrated that ALX1-11 caused about a 7.5 to 8 percent increase in BMD at the spine following one year of treatment at the 100 microgram per day dose. That’s comparable to the data that were presented at ASBMR by Robert Neer for a study with Teriparatide or Forteo and Alendronate, where they saw about a 7.5 percent increase in BMD at the vertebral in the spine following approximately six months of treatment with Teriparatide. They saw about a 4.5 percent increase of BMD at the spine following one year of treatment with Alendronate, which is consistent with previous data for approximately a year’s worth of treatment with Alendronate. The combination study of Teriparatide and Alendronate gave an increase of about 7 percent, about the same as PTH or Teriparatide alone in that study. Those are the data that are currently available in the literature.

ELISE WANG:  OK. Thank you very much, Tom.

OPERATOR:  Our next question is coming from Caroline Copithorne of Morgan Stanley.

CAROLINE COPITHORNE, MORGAN STANLEY:    Thank you. I just had a question regarding the QCT data. Hunter, I believe both you and Dr. Black (ph) are being very positive on the results from the QCT. I just wanted to get a little more color on what you think that implies with regard to fracture rates and is that something that might differentiate the label because my understanding is we haven’t seen any of that data on Forteo or the Forteo/Fosamax combination.

And then also, based on that, whether that gives you any hint of what you might see for bone mineral density at two years.

HUNTER JACKSON:    It is a technique, Caroline, that we think has the potential to add considerably to the picture that’s given just by bone mineral density data. As we said in the press release, it offers the ability to assess a number of other aspects of bone and to derive arithmetically a measure of bone strength. How that translates to fracture, Caroline, at this point I’m not willing to make that leap. The FDA reviewed various surrogate measures of bone strength and fracture rate this past fall and concluded that it wanted to stick with fracture as the primary end point in registration studies for osteoporosis therapies.

But I will say, though, that it does add considerably to our understanding of how antiresorptives work, how anabolic agents work. The investigators are still trying to piece those two measures together into a complete story. But as I said in my statement in the press release, we believe that these are exciting data and that they will show that PTH has some very positive properties that are perhaps not revealed by the bone mineral density data. Tom, do you have any further comment on that?

TOM MARRIOTT:    The interesting thing is that it’s been known for quite awhile, and obvious from the regulatory situation, that BMD in and of itself is not accepted as a surrogate marker for fracture reduction. And that’s the reason that the compounds being investigated for the treatment of osteoporosis are required to demonstrate a decrease in fracture incidence before the FDA or the other regulatory agencies will approve the product. And the reason BMD is not a good surrogate because it really measures basically the amount of calcium in the bone. It doesn’t measure effectively or provide a good way to estimate the real strength of the bone.

QCT and other advanced radiographic measures that are coming to the fore, now give us an opportunity to be able to estimate bone strength by looking at three-dimensional area, by looking at bone surface area, which really is a better measure of how many struts and cross-links there are within the particular area of bone you’re looking at. And that’s a better measure of the strength of the bone than just how much calcium happens to be in a particular volume of bone.

HUNTER JACKSON:    With regard to two-year data, Caroline, I think that you can expect that Alendronade will not have any significant increase effect over the second year, whereas the positive aspects of bone-building properties of PREOS will continue to accrue over that time.

CAROLINE COPITHORNE:    OK. And if we apply QCT to the other Forteo/Fosamax study – the Phase II – we saw a benefit in the vertebrae but not in the total hip for PTH over Fosamax alone. Is that something that you’d expect QCT to pick up a benefit in the hip where you’re not seeing anything in BMD?

TOM MARRIOTT:    That’s certainly what we expect to see is that the straight BMD as measured by the standard DXA technique doesn’t provide nearly as much information as QCT provides with respect to what’s actually going on in the hip, because the hip is a combination of both cortical and trabecular bone and QCT as a technique allows you to separate what’s going on within the two different bone types. And I think that will provide very interesting information with respect to what’s actually going on with the bone that’s much better than DXA alone.

CAROLINE COPITHORNE:    OK. Thank you very much and congratulations.

HUNTER JACKSON:    Thank you, Caroline.

OPERATOR:    Our next question is coming from Edmund Debler of Millenium Partners.

EDMUND DEBLER, MILLENIUM PARTNERS:    Yes, thank you and good morning.

HUNTER JACKSON:  Good morning.

EDMUND DEBLER:  Just a real quick follow-up to Elise’s question with regards to the scientific forum and the data presentation. I know you don’t know which forum you might be presenting, but what ones are available in the second half of the year that we might be looking for these data?

HUNTER JACKSON:  The most prominent, and perhaps the most appropriate one, is the ASBMR meeting, Ed.

EDMUND DEBLER:  When is that?

TOM MARRIOTT:  Normally held in September. I don’t know the exact dates. I know they’re published, I just don’t offhand remember what they are.

EDMUND DEBLER:  OK. And as far as these data go, you say they’re preliminary. Are all the data in and analysis is not done or is there more data to come in? I guess I’m trying get a sense of the timing of when they can submit for this presentation.

TOM MARRIOTT:  It’s my understanding that all of the patients have closed out the one-year collection of data. But in terms of the analysis of the x-rays, for example, and some of the calculations, those derived data are not all available to the investigators and they continue to evaluate all of the data that they have collected and that are final, and are integrating both the DXA data and the QCT data in order to tell the entire story of what’s going on in the first year of the study.

HUNTER JACKSON:  This is a complicated study, as we have said many times, and that’s one of the reasons why we don’t intend to try to dribble out data piecemeal. We did want to give you top-line reassurance with regard to the data and also introduce you to the QCT technique and our expectations for what that might show. But beyond that, I think that we’re all well served by waiting until the investigators are ready to speak fully on this, as I say, complicated study design and complex set of data.

EDMUND DEBLER:  Great. Well, thank you and congratulations again.

HUNTER JACKSON:  Thanks, Ed.

OPERATOR:  Our next question is coming from Eric Ende of Merrill Lynch.

ERIC ENDE, MERRILL LYNCH:  Thanks for taking my question. I just want to follow up on a few things. Obviously, you guys don’t want to give quantitative numbers and measures. I was hoping to get some qualitative measure of what the data might look like. Number one, I do want to make sure that the combination as well as PTH alone, PREOS alone, is better than Fosamax in the lumbar spine and how it also looks in other parts of the body and more in the cortical bone.

HUNTER JACKSON:  Well, we did indicate, Eric, that the results were very much in line with previous studies of combinations of Forteo and Fosamax. There, as you know, the combination was better than Fosamax alone.

ERIC ENDE:  OK. And I think what I should do is also remind you that in the total hip, the combination was actually better than both other arms in both men and women in total hip. So I was just wondering if that trend also holds up as well.

TOM MARRIOTT:  We have an agreement with the investigators that we will not disclose the very specific results of this study. And we intend to hold by that agreement with the investigators. So we’re not going to be more specific in terms of exactly how things compare side by side in each of the various bone types.

HUNTER JACKSON:  But again, Eric, I think you can expect to get the same kind of picture from these data as you saw with the Forteo/Fosamax combination.

TOM MARRIOTT:  And that the QCT data will provide a much better idea of exactly what’s going on in the various bone types than just BMD data alone.

HUNTER JACKSON:  Yes.

ERIC ENDE:  Can you help me understand why you guys and Dennis Black have so much greater confidence in QCT data? Is there new information that might be coming out regarding how to use that type of data?

THOMAS MARRIOTT:  QCT is not a brand new technique, but it’s a limited utility in the – in the – in the doctor’s office. It’s truly a research tool to understand better what’s going on in each of the specific bone types. It’s becoming much more broadly used in the research community in actual – just specifically for that reason to understand what’s going on in the various types of bone. It has the ability to separate what’s going on in cortical bone and trabecular bone, which makes it very interesting in applications at the hip because the hip is a combination of both bone types. It’s of interest in looking at the vertebrae. Although the vertebrae have a much smaller composition of cortical bone, it still is – provides a very interesting picture of what’s also going on within the vertebrae.

ERIC ENDE:  OK. And with respect to – I’m assuming that the side effect profile looks very similar as well as to what we’ve seen before with respect to, you know, only a modest number of hypercalcemia of patients that had hypercalcemia?

HUNTER JACKSON:  Yes, the data, Eric (ph), essentially replicate our Phase II study.

ERIC ENDE:  OK. And then I guess my last study – my last study, my last question has to do with what data do you think is going to be needed by the osteoporosis treating physician to better understand how to use PREOS with existing medications out there? Obviously BMD may not be enough. Do you think QCT is going to help them understand how to use these therapies together and what other data is coming out? I know you guys are doing Power study (ph), I know Lilly’s doing a Forteo, this study, but those have BMD as end points. Can you kind of take me through that?

THOMAS MARRIOTT:  I can – I can provide some help in that. Not only are we doing BMD in the top study, which is our pivotal Phase III trials, we also have a group of patients for which we are doing PQCT and QCT at both the vertebrae, the hip, the wrist and a lower extremities site, specifically to look at what’s happening to the various bone pipes over time. And we’re – we are taking those X-rays at a number of time points that will ultimately stretch out over three years so that we can look at the effect of ALX1-11 on bone over the entire treatment period. And I think that will give both us and the investigators real confidence in the fact that PTH is a true anabolic agent that is increasing not only BMD but also is increasing and improving the bone architecture throughout the course of the treatment period.

ERIC ENDE:  So with that said, is that what really is, at least partially, holding back usage of Forteo in the market right now, just the lack of understanding of how to use it and you would expect that this information coming out would really help to increase usage in the market?

HUNTER JACKSON:  That may be a question that’s better directed to Lilly, Eric (ph).

ERIC ENDE:  What about – I mean I think it’s an important question for you guys to understand as well, because obviously I would think that your potential pharmaceutical partners would be asking the same question ...

HUNTER JACKSON:  No, ...

ERIC ENDE:  ... and that might affect, you know, what a deal might look like.

HUNTER JACKSON:  I was being facetious. But there are a number of factors involved with determining the rollout of Forteo, one of which is, as you know, are the FDA or the constraints that the FDA has put on that rollout. But I do think that these data will be helpful to physicians.

As you know, the product is currently being marketed primarily to specialists. Specialists will pay attention to these data, can understand these data as they are presented – as the full data are presented by the investigators. I think they will become very prominent in the data set regarding anabolic agents. And I think, as we’ve indicated, that these QCT data, together with measurements of bone mineral density, that will really help to explain what’s going on at a – at a molecular level. And particularly with regard to sites outside of the spine where, as you know, there has been some question about the effect of anabolic agents because of the limited information that’s provided by bone mineral density measurements.

I think that it’s our expectation that the QCT data will be useful in revealing more about the positive effects of parathyroid hormone at those other sites. And I think that in turn that should give physicians comfort that this is good for osteoporosis patients at all sites.

ERIC ENDE:  Yes, I agree with that. OK, thank you very much.

HUNTER JACKSON:  OK (ph).

OPERATOR:  Our next question will be our last question on today’s call, which is coming from Jim Birchenough of Lehman Brothers.

JIM BIRCHENOUGH, LEHMAN BROTHERS:  Hi, Hunter. Just following up a bit more on the question related to hypercalcemia. I know from the Phase II experience with PREOS we didn’t really see a profile of hypercalcemia during the bay (ph), but we do know that with Forteo you do get an increase between two and six hours, comes back to normal at 24 hours, then there’s really no excess beyond the upper limit of normal or any sustained hypercalcemia. In characterizing the safety profile as you have, is it with recognition of that profile for Forteo and are you seeing the same thing with PREOS?

HUNTER JACKSON:  We don’t have those kinds of data from the investigators in this study at this point, Jim. We don’t have that kind of detail.

JIM BIRCHENOUGH:  Is there anything that you’ve seen previously from Phase II that would suggest a similar profile though?

THOMAS MARRIOTT:  We didn’t collect that specific kind of information in the Phase II trial. What we collected was PREOS serum calcium levels in the – in the Phase II trial over the course of the study. And we saw some patients that intermittently didn’t return to baseline at the end of 24 hours or by – immediately before the next dose but was a – was a reasonably small incident.

JIM BIRCHENOUGH:  OK. And just following up on potential data release at ASBMR, I think that meeting is September 19, but a lot of these scientific meetings will not allow submissions of data if it’s been previously released. Is that the case for ASBMR and that – is that one of the big concerns at UCSF?

THOMAS MARRIOTT:  Certainly one of the concerns at UCSF is the fact that they want to be able to publish these data in a – in a reputable – very reputable journal and that some journals that they are thinking about would not accept the data if it had been publicly disclosed prior to the receipt of the manuscript. But the situation is also a little more complicated.

Remember that while NPS is not sponsoring this study, Merck also is a participant in this study in the sense that they are providing a lendernate (ph) to the NIH group (ph) and so they’re also a partner in this. And so it’s – would be inappropriate for the NIH group (ph) to selectively disclose the study data to NPS and talk about the PTH data without talking about more fully what they’ve seen with the lendernate (ph) at the same time, whether it’s – even if it’s just consistent with already published information. So it’s a – it is a relatively complicated situation with respect to their wanting to control the disclosure of the data that they’re generating.

JIM BIRCHENOUGH:  And just one final question and that’s if you can remind me regarding Phase III end points for the top study, Forteo showed both a reduction in vertebral and non-vertebral fractures. Is that something you need to show or are they coprimary (ph) end points, is it overall fracture risk reduction or do you have to show a benefit to both? And then with the sort of inconsistent effect on hip with PTH analogs as a whole, again, do you think this QCT data will explain why we get, you know, reductions in fracture risk outside of the vertebrae?

THOMAS MARRIOTT:  Sure. The primary end point of the top study is the reduction in vertebral fracture incidents. That is the primary end point of the Forteo study, too. They collected data at – fracture data at the hip and saw a numerical reduction in the number of fractures in the treated group relative to the control group, but it was not statistically significant because the study was not powered to look at the reduction in hip fracture incidents in the Forteo study just as our top study is not powered to look at the reduction in hip fracture incidents.

HUNTER JACKSON:  But I think, Jim, that the QCT data that do have the potential to help explain why you see a reduction in hip fractures statistically significant or not in these studies even though the bone mineral density data might suggest that not that much is going on.

JIM BIRCHENOUGH:  Well great. Thanks very much for taking my questions.

HUNTER JACKSON:  You bet. Thank you, Jim.

OPERATOR:  That’s all the time we have for questions today. I’d like to turn the floor back over to our speakers for any closing comments they might have.

HUNTER JACKSON:  I’d just like to thank you all very much for joining us this morning. As I think you can tell, we are enthusiastic about these data. And although there were no questions about Amgen and the Cinacalcet Program, as I said in my remarks, we are very enthusiastic about that. That will be our first source of product revenue and we’re looking forward to considerable success in that program.

And again, I would like to remind you about our call tomorrow afternoon. That will be at 5:00 p.m. Eastern Time to discuss our year-end financial results. We look forward to talking with you all again then.

OPERATOR:  Thank you.

This does conclude today’s teleconference. You may disconnect your lines at this time. And have a wonderful day.

END

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions

Of The Private Securities Litigation Reform Act Of 1995

Statements made in this presentation, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements include those regarding actual or potential therapeutic characteristics of PREOS and cinacalcet or any statement regarding the proposed NPS/Enzon merger. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: we do not have and may never develop any products that generate revenues; our product candidates may not prove to be safe or efficacious; the FDA may delay approval or may not approve any of our product candidates; current collaborators or partners may not devote adequate resources to the development and commercialization of our licensed drug candidates which would prevent or delay introduction of drug candidates to the market; we may be unable to generate adequate sales and marketing capabilities to effectively market and sell our products; failure to secure adequate manufacturing and storage sources for our products could result in disruption or cessation of our clinical trials and eventual commercialization of such products; we may not have or be able to secure sufficient capital to fund development and commercialization of our product candidates; the NPS and Enzon businesses may not be integrated successfully; costs related to the proposed merger may be significant and greater than we expect; and the NPS or Enzon stockholders may fail to approve the proposed merger. All information in this presentation is as of February 26, 2003, and we undertake no duty to update this information. A more complete description of these risks can be found in our Annual Report on Form 10K for the year ended December 31, 2001 and in our quarterly report on Form 10-Q for the third quarter of 2002 filed with the Securities and Exchange Commission.

competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.